UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

IMPAC MORTGAGE HOLDINGS, INC.
(Name of Subject Company and Filing Person (Issuer))

Title of Class of Securities	CUSIP Number of Class of Securities
9.375% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share	45254P300
9.125% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share	45254P409

George A. Mangiaracina

Chief Executive Officer

19500 Jamboree Road

Irvine, California 92612

(949) 475-3600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Craig D. Miller

Veronica Lah

Manatt, Phelps & Phillips, LLP

One Embarcadero Center

San Francisco, California 94111

(415) 291-7400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Filing Party: N/A

Form or Registration No.: N/A Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐third-party tender offer subject to Rule 14d-1

☒issuer tender offer subject to Rule 13e-4

☐going-private transaction subject to Rule 13e-3

☐amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On August 29, 2022, Impac Mortgage Holdings, Inc. (the “Company”) filed Amendment No. 2 to the Company’s Registration Statement on Form S-4 originally filed on July 15, 2022 (as amended, the “Registration Statement”) relating to an offer to exchange any and all of the outstanding shares of the following series of the Company’s preferred stock for, at the election of each holder, the consideration defined below (each an “Exchange Offer” and collectively the “Exchange Offers”):

Security	CUSIP	Symbol	Shares Outstanding	Cash/ 8.25% Series D Cumulative Redeemable Preferred Stock (“New Preferred Stock”) Per Share	Common Securities Per Share
9.375% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share	45254P300	IMPHP	665,592	$3.00 in cash or, if the Company is prohibited from paying cash, thirty (30) shares of New Preferred Stock subject to reduction and/or partial escrow.	13.33 shares of newly issued common stock, par value $0.01 per share (“Common Stock”), subject to reduction and/or partial escrow.
9.125% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share	45254P409	IMPHO	1,405,086	$0.10 in cash or, if the Company is prohibited from paying cash, one (1) share of New Preferred Stock.	1.25 shares of newly issued Common Stock and 1.5 warrants to purchase 1.5 shares of Common Stock at an exercise price of $5.00 per share.

The Prospectus/Consent Solicitation included in the Registration Statement (the “Prospectus”) is incorporated herein by reference as Exhibit 99.1.

The Registration Statement has not yet been declared effective by the Securities and Exchange Commission (the “SEC”). The Exchange Offers described in the Prospectus have not yet commenced, and there can be no assurances that the Company will commence the Exchange Offers on the terms described in the Prospectus or at all. If the Company commences the Exchange Offers, the Exchange Offers will be made solely by the Prospectus, the related Letters of Transmittal and Consent, and certain other related materials, which the Company will file with the SEC. Investors are urged to read these materials and the Company’s tender offer statement on Schedule TO to be filed with the SEC in connection with the Exchange Offers when they become available, as well as any other relevant documents filed with the SEC when they become available, carefully and in their entirety because they will contain important information, including the terms and conditions of the Exchange Offers. If the Company commences the Exchange Offers, it will file each of the documents referenced herein with the SEC, and, when available, investors may obtain a free copy of them from the SEC at its website www.sec.gov.

Exhibits.

Exhibit No.	Description
99.1	Prospectus/Consent Solicitation, dated August 29, 2022 (the “Prospectus”) (incorporated by reference to Amendment No. 2 to the Company’s Registration Statement on Form S-4 (Reg. No. 333-266167), filed August 29, 2022).